Via Facsimile and U.S. Mail
Mail Stop 6010

November 10, 2008

Mr. Garry McHenry
All State Properties Holdings, Inc.
President, Chief Executive Officer,
Chief Financial Officer, and Sole Director
106 Glenwood Drive South
Liverpool, NY 13090

> **Re: All State Properties Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 7, 2008**
> **File No. 000-12895**

Dear Mr. McHenry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K

New Independent Accountant

1.   We note the revisions made in response to part (b) of our prior comment number one. However, the current disclosure does not address Item 304(a)(2)(ii) of Regulation S-K in its entirety. Please amend your filing to explicitly state whether you or anyone on your behalf consulted with Moore regarding any matter that was either the subject of a disagreement (as defined in paragraph

304(a)(1)(iv) and the related instructions to this item) or a reportable event (as described in paragraph 304(a)(1)(v)).

2.   Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Morrison, Brown, Argiz & Farra, LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions, please do not hesitate to call me at (202) 551-3658.

                                        Sincerely,

                                        Tabatha Akins
                                        Staff Accountant